GIGABEAM CORPORATION

CERTIFICATE OF DESIGNATION
OF
SERIES A REDEEMABLE
PREFERRED STOCK

(Pursuant to Section 151 of the Delaware General
Corporation Law)

The undersigned, the authorized officer of GigaBeam Corporation, a Delaware corporation (the “Corporation”), in accordance with the provisions of Section 103 of the Delaware General Corporation Law (the “DGCL”) does hereby certify that, in accordance with Section 141 of the DGCL, the following resolution was duly adopted by the Board of Directors of the Corporation on May 6, 2005:

RESOLVED, that the Board of Directors, pursuant to authority expressly vested in it by the provisions of the Certificate of Incorporation of the Corporation, hereby authorizes the issuance of a series of Preferred Stock, par value $0.001 per share, of the Corporation, and hereby fixes the designation, preferences, rights and the qualifications, limitations and restrictions thereof, in addition to those set forth in the Certificate of Incorporation of the Corporation, as follows:

SERIES A REDEEMABLE
PREFERRED STOCK

Section 1.  Designation and Amount: Stated Capital. The shares of such series shall be designated as “Series A Redeemable Preferred Stock” (the “Series A Redeemable Preferred Stock”), the par value thereof shall be $0.001 per share and the number of shares constituting the Series A Redeemable Preferred Stock shall be 20,000.

Section 2.  Rank. With respect to dividend rights and rights on liquidation, winding-up and dissolution, the Series A Redeemable Preferred Stock will rank: (i) senior to: (A) the common stock, par value $0.001 per share (the “Common Stock”); (B) all other classes of common stock and (C) each other class or series of preferred stock of the Corporation now or hereafter established by the Board of Directors (the “Board of Directors” or the “Board”) of the Corporation, the terms of which do not expressly provide that it ranks senior to, or on a parity with, the Series A Redeemable Preferred Stock as to dividend and redemption rights and rights on liquidation, winding-up and dissolution of the Corporation (collectively referred to as “Junior Stock”); (ii) on a parity with each other class or series of preferred stock of the Corporation established hereafter by the Board of Directors, the terms of which expressly provide that such class or series will rank on a parity with the Series A Redeemable Preferred Stock as to dividend and redemption rights and rights on liquidation, winding-up and dissolution (collectively referred to as “Parity Stock”); and (iii) junior to each class or series of preferred stock of the Corporation established hereafter by the Board, the terms of which class or series expressly provide that such class or series will rank senior to the Series A Redeemable Preferred Stock as to dividend and redemption rights or rights on liquidation, winding-up and dissolution of the Corporation (collectively referred to as “Senior Stock”).

Section 3.  Dividends and Distributions.

(a)  The holders of shares of Series A Redeemable Preferred Stock shall be entitled to receive dividends at an annual rate of $70.00 per share of the Series A Redeemable Preferred Stock per annum, and no more, payable, at the Corporation’s option, either in (i) cash or (ii) shares of common stock, par value $0.001 per share (the “Common Stock”) of the Corporation.

(b)  Dividends shall begin to accrue as to each share of Series A Redeemable Preferred Stock on the date such share is issued, and shall be payable semi-annually, in arrears, on May 15 and November 15 of each year (each, a “Dividend Payment Date”), beginning on November 15, 2005. All accrued and unpaid dividends with respect to a share of Series A Redeemable Preferred Stock shall be paid on the Redemption Date (as defined in Section 5) or on such other date on which such share is returned to the Corporation for cancellation, upon purchase by the Corporation, upon exchange for other securities of the Corporation or otherwise (a “Cancellation Date”), if any with respect to such share. The record date for the determination of holders of shares of Series A Redeemable Preferred Stock entitled to receive a payment of a dividend shall be the, immediately preceding May 1st, in the case of a May 15th Dividend Payment Date, and November 1st, in the case of a November 15th Dividend Payment Date.

(c)  If the Corporation elects to make a dividend payment with respect to a Dividend Payment Date, Redemption Date or Cancellation Date in shares of Common Stock (the “Dividend Shares”), the number of Dividend Shares issuable with respect to a share of Series A Redeemable Preferred Stock for such Dividend Payment shall be equal to the number of shares of Common Stock (rounded to the next highest whole number) determined by dividing the per share Dividend Payment by the volume weighted average price of the Common Stock, as reported by Bloomberg, L.P. for the ten (10) most recent trading days on which trading in the Common Stock has occurred ending on the fifth (5th) business day prior to the Dividend Payment Date, Redemption Date or Cancellation Date, as the case may be.

(d)  The holders of Series A Redeemable Preferred Stock shall not be entitled to receive any dividends or other distributions except as provided herein.

Section 4.  Liquidation Preference. In the event of a liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of Series A Redeemable Preferred Stock shall be entitled to receive out of the assets of the Corporation, whether such assets constitute stated capital or surplus of any nature, a sum in cash equal to $700.00 per share (the “Liquidation Preference”), together with an amount equal to the dividends accrued and unpaid thereon (whether or not declared) to the date of final distribution to such holders, without interest, and no more, before any payment shall be made or any assets distributed to the holders of any Junior Stock; provided, however, that such rights shall accrue to the holders of Series A Redeemable Preferred Stock only if the Corporation’s payments with respect to the liquidation preference of the holders of Senior Stock are fully met. After the liquidation preferences of the Senior Stock are fully met, the entire assets of the Corporation available for distribution shall be distributed ratably among the holders of the Series A Redeemable Preferred Stock and any Parity Stock in proportion to the respective preferential amounts to which each is entitled (but only to the extent of such preferential amounts). After payment in full of the accrued and unpaid dividends and the Liquidation Preference of the shares of Series A Redeemable Preferred Stock as provided in this Section 4, the holders of such shares shall not be entitled to any further participation in any distribution of assets by the Corporation. Neither a consolidation or merger of the Corporation with another corporation nor a sale or transfer of all or part of the Corporation’s assets for cash, securities or other property will be considered a liquidation, dissolution or winding up of the Corporation.

Section 5.  Redemption. Shares of Series A Redeemable Preferred Stock shall be redeemable as provided below.

(a)  Optional Redemption. At any time or from time to time, the Corporation will have the option to redeem all or any outstanding shares of Series A Redeemable Preferred Stock, out of funds legally available for such payment, upon not less ten (10) days’ prior notice, in cash at the redemption prices specified below (the “Redemption Price”), plus an amount in cash equal to all accrued and unpaid dividends to, but excluding, the date fixed for redemption (the “Redemption Date”), during the 12-month period commencing on May 15 of each of the years set forth below:

2005	$770
2006	$756
2007	$742
2008	$728
2009	$714
2010 and thereafter	$700

In the event of a partial redemption of the Series A Redeemable Preferred Stock, the shares to be redeemed will be selected on a pro rata basis, except that the Corporation may redeem all shares of Series A Redeemable Preferred Stock held by any holder of fewer than 100 shares (or all shares of Preferred Stock owned by any holder who would hold fewer than 100 shares as a result of such redemption), as determined by the Board of Directors.

(b)  Mandatory Redemption.

(i)  The Company shall redeem all outstanding shares of Series A Redeemable Preferred Stock upon the closing of a Qualified Financing (defined below), out of funds legally available for such payment, at a redemption price equal to the Redemption Price in effect on the date of such closing, plus all accrued and unpaid dividends.

(ii)  The term “Qualified Financing” shall mean any debt or equity financing transaction, other than sales of Series A Redeemable Preferred Stock, completed by the Corporation in which the Company receives gross cash proceeds of at least $30 million.

(c)  The date on which an optional redemption under Section 6(a) or mandatory redemption under Section 6(b) occurs is referred to as the “Redemption Date.”

(d)  The shares of Series A Redeemable Preferred Stock shall not be subject to the operation of a purchase, retirement or sinking fund.

Section 6.  Voting Rights.

(a)  The holders of Series A Redeemable Preferred Stock will not have any voting rights except as set forth in this Section 6 or as otherwise from time to time required by law.

(b)  The affirmative vote or consent of the holders of at least a majority of the outstanding shares of the Series A Redeemable Preferred Stock, voting separately as a class, will be required for any amendment, alteration or repeal of this Certificate of Designation, if such amendment, alteration or repeal materially and adversely affects the rights, preferences or privileges of the Series A Redeemable Preferred Stock. The creation, authorization or issuance of any series or class of, or shares of, any Senior Stock, Parity Stock or Junior Stock or the increase or decrease in the amount of authorized capital stock of any such series or class shall not require the consent of holders of the Series A Redeemable Preferred Stock and shall not be deemed to affect adversely the rights, preferences or privileges of shares of Series A Redeemable Preferred Stock. The right of the holders of Series A Redeemable Preferred Stock to vote as hereinabove provided may be exercised at any annual meeting or at any special meeting called for such purpose as hereinafter provided or at any adjournment thereof.

(c)  In any case in which the holders of Series A Redeemable Preferred Stock shall be entitled to vote pursuant to this Section 6 or pursuant to Delaware law, each holder of Series A Redeemable Preferred Stock entitled to vote with respect to such matters shall be entitled to one vote for each share of Series A Redeemable Preferred Stock held.

Section 7.  Preemptive Rights. The holders of the Series A Redeemable Preferred Stock are not entitled to any preemptive rights.

Section 8.  Outstanding Shares. All shares of Series A Redeemable Preferred Stock shall be deemed outstanding except: (i) from the date of surrender of certificates representing shares of Series A Redeemable Preferred Stock for conversion into Common Stock, all shares of Series A Redeemable Preferred Stock converted into Common Stock; and (ii) from the date of registration of transfer, all shares of Series A Redeemable Preferred Stock held of record by the Corporation or any subsidiary of the Corporation.

Section 9.  Reacquired Shares. Any shares of Series A Redeemable Preferred Stock exchanged, redeemed, purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof and shall upon cancellation be restored to the status of authorized but unissued shares of Preferred Stock, subject to reissuance by the Board of Directors as shares of Preferred Stock of one or more other series but not as shares of Series A Redeemable Preferred Stock.

Section 10.  Adjustment for Stock Split or Subdivision. In the event that the Series A Preferred Stock is combined or subdivided, through a stock split, reverse split, or otherwise, all references to share numbers and per share amounts will be appropriately adjusted to take such action into account.

IN WITNESS WHEREOF, GigaBeam Corporation has caused this certificate to be signed by Carolyn Baldwin Kahl, its Vice President, Corporate Counsel and Secretary , on this 10th day of May 2005.

GIGABEAM CORPORATION

Date:	By:	/s/ Caroline Baldwin Kahl
Caroline Baldwin Kahl
Vice President, Corporate Counsel and Secretary